SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to ____________________

Commission file number 0-21742

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

STOLT OFFSHORE INC. 401(k) PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Stolt Offshore S.A.
c/o Stolt Offshore M.S. Ltd.
1st Floor Dolphin House
Windmill Road
Middlesex, TW16 7HT, England

Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust

Financial Statements as of December 31, 2004 and 2003 and for the Year Ended December 31, 2004, Supplemental Schedule for the Year Ended December 31, 2004, and Report of Independent Registered Public Accounting Firm

STOLT OFFSHORE INC.
401(k) PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

NOTE: Schedules other than the one listed above are omitted because of the absence of the conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
Suite 2300
333 Clay Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stolt Offshore Inc.
401(k) Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2004, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

June 24, 2005

STOLT OFFSHORE INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
INVESTMENTS—Fair value	$23,758,199	$17,278,349
INVESTMENT INCOME RECEIVABLE	9,564	
NET ASSETS AVAILABLE FOR BENEFITS	$23,767,763	$17,278,349

See notes to financial statements.

STOLT OFFSHORE INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS:	
Investment income	$ 309,483
Net increase in fair value of investments	5,480,005
Contributions:	
Employee	2,267,172
Employer	286,222
Total additions	8,342,882
DEDUCTIONS:	
Employee withdrawals	(1,788,159)
Administrative expenses	(65,309)
Total deductions	(1,853,468)
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	6,489,414
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	17,278,349
End of year	$23,767,763

See notes to financial statements.

STOLT OFFSHORE INC.
401(k) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

1. PLAN DESCRIPTION

The following brief description of the Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Stolt Offshore Inc. and its subsidiaries (collectively the "Company") who are the age of eighteen or older, except employees who are covered under a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Administration—The Plan is administered by a committee which is appointed by the board of directors of the Company. During 2003 this committee consisted of three named trustees for the Plan, and the custodians for the Plan were Transamerica Life Insurance and Annuity Company and Investors Bank and Trust with Diversified Investment Advisors as the record keeper. The committee elected to appoint as the Plan's trustee, the Charles Schwab Trust Company ("CSTC" or "Trustee"), with responsibility for custody of the Plan's assets, and Schwab Retirement Plan Services, Inc. ("SRPS") to provide recordkeeping services for the Plan, effective January 1, 2004.

Contributions—Participants may make contributions of 2% to 25% of pretax annual compensation through payroll deferrals. In addition, if a Participant will attain the age of 50 by the end of the Plan year, the Participant can make additional pre-tax catch-up contributions up to certain Internal Revenue (the "Code") Code limits. The catch-up contributions are not included in nondiscrimination testing. Various provisions of the Code may limit contributions of some highly compensated employees. All contributions are exempt, up to the allowed maximum, from federal income tax withholding in the year they are deferred, but are subject to payroll taxes. The Company contributes a matching amount equal to 50% of elective contributions invested in the Stolt Offshore S.A. Common Stock Fund or a matching amount equal to 40% of elective contributions invested in funds other than the Stolt Offshore S.A. Common Stock Fund. The Company matching contribution shall not exceed 6% of employees' eligible compensation. The Company may elect to make a discretionary, non-matching contribution allocated to each eligible employee's non-matching contribution account regardless of the status of participation in elective contribution accounts. The board of directors of the Company did not elect to make a discretionary contribution for 2003 or 2004.

Participants' Accounts—Contributions are invested as directed by the participant into various mutual funds and the common stock of Stolt Offshore S.A. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA. Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings and are charged with investment advisory and other fees by SRPS. Allocation of earnings is based on account balances, as defined by the Plan. Other investment account related fees associated with administering the Plan are borne by the Company.

Vesting—Participants are 100% vested at all times in their own contributions, plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of continuous service. A participant becomes vested on a graduated schedule, and is 100% vested after five years of credited service as follows:

Years of Service	Vested Percentage
1	0%
2	20
3	40
4	80
5	100

In general, a participant will be deemed to have completed one year of service for each 12-month period during which the participant completes at least 1,000 hours of service.

Distributions—On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account either in a life annuity, a lump sum or monthly installments. If the participant is married, a joint and 50% survivor annuity will be distributed, unless the Participant and spouse elect an alternate form of payment. If the Participant is not married on the date benefits begin, the Participant will automatically receive a life annuity with 120 months certain. If the Participant and spouse elect not to take a joint and survivor annuity or if a Participant who is not married elects not to take a life annuity, the alternate forms of payment are: lump sum; monthly, quarterly, semi-annual, or annual installments over a period not exceeding the Participant's life expectancy; or a different form of annuity.

In-service withdrawals are permitted after a Participant has attained the age of 59 1/2.

Hardship withdrawals of a participant's elective contributions, vested employer contributions and rollovers to the Plan are allowed in the event of immediate and heavy financial need, as defined by the Plan. Only one hardship withdrawal may be taken in any 12-month period. Participant contributions are suspended for 6 months after the receipt of a hardship withdrawal.

Loans—Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates determined by the Plan trustees that are commensurate with prevailing interest rates for similar transactions. Principal and interest is repaid on an after tax basis through payroll deductions. Loan receipts will be reinvested based on the participant's investment election for deferrals and additional deferrals at the time of repayment.

Forfeitures—Upon termination of employment, participants' nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or administrative expenses otherwise payable by the Company. For the year ended December 31, 2004, forfeitures totaled $81,217. In 2004 $270,557 of forfeitures were utilized to reduce contributions and expenses. Earnings on the forfeitures account for 2004 amounted to $29,622. As of December 31, 2004 and 2003, net assets available for benefits included $117,659 and $277,347, respectively of unutilized forfeitures.

Plan Termination—Although it has not expressed any intention to do so, the Company may terminate the Plan at any time subject to the provisions of the ERISA. In the event the Plan is terminated, each participant shall become 100% vested in their employer contributions, plus any earnings accrued thereon, as of the date of termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition—Shares of registered investment companies are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the Stolt Offshore S.A. Common Stock Fund are valued at the fair value of Stolt Offshore S.A. Common Stock as determined by quoted market prices, and other assets in the fund including a money market account and interest receivable, are valued by Investors Bank and Trust. Investments in the Schwab Stable Value Fund are valued at the fair value of the underlying assets as determined by the Trustee. Participant loans are stated at cost, which approximates fair value. The sale or purchase of securities is recorded on the trade date. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. The net increase in fair value of investments consists of the net change in both the unrealized appreciation (depreciation) in fair value of investments and the net realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from such assets and liabilities during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties—The Plan provides for various investments, at the election of the participant, in mutual funds, including a fund exclusively holding Stolt Offshore S.A. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could have a material effect on the financial statements.

3. INVESTMENTS

The following presents the fair values of investments that represent 5% or more of the Plan's net assets as of December 31, 2004 and 2003:

	2004	2003
* Diversified Money Market Fund	$ -	$3,401,515
* Diversified Stock Index Fund		1,427,066
Fidelity Advisor Mid Cap Fund		865,024
Oppenheimer Capital Appreciation Fund		964,314
Oppenheimer Global Fund		1,422,055
* Stolt Offshore S.A. Common Stock Fund	6,674,895	2,923,292
* Transamerica Premier Balanced Fund		1,535,883
* Transamerica Premier Equity Fund		2,310,640
American Funds Growth Fund R3	3,483,556	
* Schwab Stable Value	3,318,042	
First Eagle Overseas A	2,055,522	
* Schwab 1000 Investment	1,798,024	
MFS Total Return A	1,699,763	

*Party-in-interest

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,480,005 as follows:

Stolt Offshore S.A. Common Stock Fund	$4,153,545
Mutual Funds	1,206,180
Schwab Stable Value Fund	120,280
	$5,480,005

4. FEDERAL INCOME TAX STATUS

The Plan was amended and restated effective January 1, 2004 and has been further amended to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 and the model amendment of Revenue Procedure 2002-29 regarding minimum distributions. The Plan obtained its latest determination letter on August 26, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, Plan management and Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Charles Schwab Investment Management, Inc. Charles Schwab Investment Management, Inc. is an affiliate of Plan's Trustee, CSTC, and therefore, transactions with these funds qualify as party-in-interest transactions.

Certain Plan investments are shares of Stolt Offshore S.A. Common Stock. The Plan sponsor is a subsidiary of Stolt Offshore S.A; therefore, investments in the Stolt Offshore S.A. Common Stock Fund qualify as party-in interest transactions.

6. SUBSEQUENT EVENT

On April 11, 2005, Stolt Offshore Inc. announced an agreement with Cal Dive International which provides for the sale of certain of Stolt Offshore Inc.'s assets subject to the approval of the U.S. Department of Justice under the Hart-Scott-Rodino Act. If the sale is approved, it will create a "partial termination" of the Plan, which will require full vesting of employees who are involuntarily terminated as a result of the sale to Cal Dive International.

* * * * * *

SUPPLEMENTAL SCHEDULE

401(k) PROFIT SHARING PLAN AND TRUST

SCHEDULE H; LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Stolt Offshore S.A. Common Stock Fund	Company parent common stock	(1)	$ 6,674,895
	American Funds Growth Fund R3	Registered Investment Company	(1)	3,483,556
*	Schwab Stable Value	Registered Investment Company	(1)	3,318,042
	First Eagle Overseas A	Registered Investment Company	(1)	2,055,522
*	Schwab 1000 Investment	Registered Investment Company	(1)	1,798,024
	MFS Total Return A	Registered Investment Company	(1)	1,699,763
*	Excelsior Mid Cap Value	Registered Investment Company	(1)	1,060,839
	Phoenix-Duff Real Estate	Registered Investment Company	(1)	863,042
*	Participant Loans	Loans to participants		610,871
	Columbia Intermediate Bond Z	Registered Investment Company	(1)	476,856
	AIM Small Cap Growth A	Registered Investment Company	(1)	313,058
	Barclays Global 2010	Registered Investment Company	(1)	311,454
	Barclays Global 2020	Registered Investment Company	(1)	311,233
	Barclays Global 2030	Registered Investment Company	(1)	296,517
	Sound Shore	Registered Investment Company	(1)	268,219
	Ariel	Registered Investment Company	(1)	187,062
	Barclays Global 2040	Registered Investment Company	(1)	29,246
	TOTAL			$23,758,199

*Party-in-interest

(1) Cost information has been omitted because all investments are participant-directed.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Stolt Offshore, Inc. 401(k) Profit Sharing Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STOLT OFFSHORE, INC. 401(k) PROFIT SHARING PLAN AND TRUST

By /s/ Mark A. Waddell

Mark A. Waddell
Human Resources Director
Stolt Offshore, Inc. Plan Administrator

June 27, 2005

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-124997 and 333-74321 of Stolt Offshore S.A. on Forms S-8 of our report dated June 24, 2005, appearing in this annual report on Form 11-K of the Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust for the year ended December 31, 2004.

DELOITTE & TOUCHE LLP

Houston, Texas
June 27, 2005